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                                                                      Exhibit 99

July 20, 1998


Dear Fellow Shareholder,


As you are aware, there have been several announcements regarding Diebold recently. Some have impacted the stock price. Now that we have made our plans and earnings public, I am able to explain in more detail our current state of business as well as review some of the changes we are making to better position the company for future growth.

There are five major factors affecting our near-term business. Three of these are beyond our control, while the other two are very much within our control.

The first factor is the recent wave of mega-mergers in the banking industry. We have had to deal with mergers and acquisitions in the financial industry before, but never to the extent that we are seeing today. As some of the largest financial institutions in the United States merge, they are faced with a staggering number of business and logistical issues that demand immediate attention. This has distracted their attention from other business issues such as ATM deployment. I want to stress that this doesn't mean we have lost their business; it has just been delayed.

The second factor also involves a near-term issue that demands immediate attention in the financial industry -- Year 2000 readiness. The Federal Reserve is currently auditing banks to gauge their readiness for the Year 2000. This issue has become a top priority among bank CEOs and many are finding it will take more resources than they had originally planned. While Diebold offers services and product upgrades to help our customers with this issue, the end result has been a reduction of ATM deployment as resources are channeled to making other systems Year 2000 ready. We expect to see this impact continuing through the first half of 1999.

The third and final issue which is beyond our control is the economic crisis in Asia. Our business in the region is down considerably from 1997. While our business from the Asia/Pacific region represents only about 5 percent of our total revenues, it does impact unit count through our factories. Unfortunately, this area is showing no signs of improvement for the near term.

The last two factors impacting our business are within our direct control. Consequently, this is where we are concentrating efforts to improve our business.

The first is Diebold's performance in the retail, off-premises ATM business, which has not met our expectations. We recently introduced a new line of retail cash dispensers -- the CSP 100, 200 and 400. These three cash dispensers offer retailers the broadest spectrum of features available from any manufacturer at very competitive prices. We have also packaged other services, many of which are not even available from our competitors.



                                      -17-


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These include installation and maintenance, cash replenishment, software upgrades, help desk support and financing/leasing options. In addition, we re-engineered the way we market to this segment by creating a new sales organization to concentrate on the top resellers/deployers of retail ATMs.

The final major factor that has an impact on our business is our relationship with IBM. We are continuing to explore a number of avenues with IBM regarding international distribution of our ATMs. Meanwhile, we are working diligently on expanding our own international operations, including discussions with others on possible distribution agreements, joint ventures and acquisitions. Regardless of the final outcome with IBM, let me assure you that we will control our own destiny in the international marketplace. If IBM remains involved, it will be on a non-exclusive basis and the product will carry the Diebold name.

As a result of all these factors, we are taking steps to reduce our costs and better position the company for future growth. On July 9, we announced a realignment initiative which will result in an after-tax charge of $42 million against second quarter earnings. The purpose of the realignment is to accelerate growth by focusing on strategic lines of business and markets, reduce costs and improve productivity by streamlining corporate, U.S. and international operations. The main components of the realignment include the elimination of more than 600 jobs, consolidation of facilities and the write-down of certain assets.

It is unfortunate that we were faced with job cuts. These decisions are not taken lightly, but after careful consideration, we determined it was a necessary step to protect our shareholders' investment by containing costs and focusing resources on areas of our business with the highest growth potential. Other major components of the realignment charge include:

         - Streamlining the product development organizations to remove cost from the products as well as increase speed to market. For example, Diebold will no longer develop and manufacture its own proprietary electronic security systems, but will become a true systems integrator utilizing more off-the-shelf OEM security products.
         - Eliminating a number of non-core products including certain self-service products, specific proprietary electronic security systems, and some non-strategic product lines from previous acquisitions.
         - Streamlining manufacturing operations through increased automation and consolidation of certain product lines.
         -        Consolidating facilities including some North American sales offices as well as other certain leased facilities.
         -        Providing severance and termination benefits to associates whose positions were eliminated.
         - Writing down certain impaired assets of discontinued product lines.
         - Restructuring specific international functions related to ending the role of IBM as the company's primary international distributor and the further development of Diebold's own global distribution organization.
         -        Ability to implement the steps of the realignment



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We expect to save about $22 million annually when this realignment is fully implemented. We remain committed to serving our customers in the financial, higher education, healthcare and retail industries and feel strongly that this realignment better positions the company for long-term global growth.

Looking ahead, our long-term goals have not changed. We will continue to strive for global leadership in the markets we serve. We also continue to drive our business toward meeting two primary customer concerns -- increasing revenues and reducing costs. We have a number of exciting new product and service solutions scheduled to roll out in the coming months that are designed to help our customers accomplish these goals. We are also proceeding with our MedSelect and Campus Systems divisions as we continue to believe that given time to grow and mature, they can meet our target return of 12 to 15 percent.

In closing, as I have always maintained, we are in this for the long haul. Our focus has been and continues to be on the long-term success of the company. Diebold has a history of strong performance and our long-term strategies remain very exciting and promising.

Sincerely,

DIEBOLD, INCORPORATED

/s/ Robert W. Mahoney

Robert W. Mahoney
Chairman of the Board
Chief Executive Officer

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[DIEBOLD LOGO]            DIEBOLD, INCORPORATED       NEWS release
                          Public Affairs
                          5995 Mayfair Road
                          P.O. Box 3077
                          North Canton, Ohio 44720-8077
                          www diebold.com

MEDIA CONTACT:                        INVESTOR CONTACT:
John Kristoff                         Sandy Upperman
+1 330 490 5900                       +1 330 490 3736
kristoj@diebold.com                   upperms@diebold.com


FOR IMMEDIATE RELEASE:
July 16, 1998

DIEBOLD ANNOUNCES SECOND QUARTER RESULTS

         NORTH CANTON, Ohio -- Diebold, Incorporated (NYSE:DBD) today reported second quarter net income of $27,406,000, or $.39 per share on revenues of $280,592,000, excluding an after-tax charge associated with a previously disclosed realignment plan. Including the charge, the company posted a net loss of $14,444,000, or $.21 per share. For the same period in 1997 the company reported net income of $30,690,000, or $.44 per share, on revenues of $303,202,000 in the 1997 second quarter.

         For the six months ended June 30, Diebold had net income of $54,257,000, or $.78 per share, excluding the charge, on revenues of $576,331,000. Including the charge, net income was $12,407,000, or $.18 per share. This compares with net income of $54,423,000, or $.78 per share, on revenues of $567,810,000 for the 1997 six-month period.

         Diebold, Incorporated headquartered in Canton, Ohio, is a global leader in providing card-based transaction systems, security and service solutions to the financial, education and healthcare industries. Founded in 1859, the company develops, manufactures, sells and services automated teller machines, campus systems, smart card systems, electronic and physical security equipment, automated medication dispensing systems, software and integrated systems solutions.

                                      ###
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DIEBOLD, INCORPORATED
(IN THOUSANDS EXCEPT EARNINGS PER SHARE )

NEWSWIRE

                                                                            (Unaudited)                      (Unaudited)
                                                                         Three Months Ended                Six Months Ended
                                                                              June 30                          June 30
                                                                       ----------------------           ----------------------
                                                                         1998          1997              1998           1997
                                                                       -------       --------           -------      ---------
Net Sales
        Product.............................................          $173,901       $203,721          $367,031       $375,481
        Service.............................................           106,691         99,481           209,300        192,329
                                                                       -------       --------           -------      ---------
        Total...............................................           280,592        303,202           576,331        567,810

Cost of Goods...............................................           180,707        196,999           374,311        369,248

Special charges.............................................             9,864             --             9,864             --
                                                                       -------       --------           -------      ---------

Gross
Profit......................................................            90,021        106,203           192,156        198,562

Percent of Net Sales.........................................             32.1%          35.0%             33.3%          35.0%

Operating Expenses
        Selling, General and
        Administrative......................................            49,006         46,848            98,752         90,401
        Research, Development and
        Engineering.........................................            14,043         13,072            28,973         25,973
                                                                       -------       --------           -------      ---------
        Total...............................................            63,049         59,920           127,725        116,374
                                                                       -------       --------           -------      ---------
        Percent of Net Sales................................              22.5%          19.8%             22.2%          20.5%

Realignment Expenses........................................            51,253             --            51,253             --

Income Before Taxes.........................................           (20,889)        46,530            20,104         82,489
        Percent of Net Sales................................              -7.4%          15.3%              3.5%          14.5%



Taxes on
Income......................................................             6,445        (15,840)           (7,697)       (28,066)
                                                                       -------       --------           -------      ---------
        Effective Tax Rate..................................              30.9%          34.0%             38.3%          34.0%

Net Income..................................................          $(14,444)      $ 30,690           $12,407      $  54,423
                                                                      =========      ========           =======      =========
        Percent of Net
        Sales...............................................              -5.1%          10.1%              2.2%           9.6%

      Basic Weighted-Average Shares
      Outstanding...........................................            69,079         68,935            69,062         68,908

      Diluted Weighted - Average Shares
      Outstanding...........................................            69,448         69,406            69,526         69,421

      Basic Earnings Per Share..............................            ($0.21)      $   0.45           $  0.18      $    0.79

      Diluted Earnings Per Share............................            ($0.21)      $   0.44           $  0.18      $    0.78
                                                                       =======       ========           =======      =========